UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

QUIXOTE CORPORATION
(Name of Issuer)
Common Stock, $0.01 2/3 par value per share
(Title of Class of Securities)
749056107
(CUSIP Number)
S. Theis Rice, Esq.
Chief Legal Officer
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207
(214) 631-4420

Copy to:
Mary R. Korby, Esq.
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
(214) 746-7700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices And Communications)
February 5, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-1(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	749056107	SCHEDULE 13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) QUIXOTE CORPORATION., AS SUCCESSOR IN INTEREST TO THP MERGER CO. (See Item 2) I.R.S. Identification No. 36-2675371

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

0 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0% (See Item 5)

14	TYPE OF REPORTING PERSON:

CO

CUSIP No.	749056107	SCHEDULE 13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRINITY INDUSTRIES, INC. (See Item 2) I.R.S. Identification No. 75-0225040

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		1,000 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

1,000 (See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100% (See Item 5)

14	TYPE OF REPORTING PERSON.

CO

Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, $0.01 2/3 par value per share (the “Shares”), of Quixote Corporation., a Delaware corporation (“Quixote”). Quixote’s principal executive offices are located at 35 East Wacker Drive, 11th Floor, Chicago, Illinois 60601. Quixote’s telephone number at such address is (312) 467-6755.
Item 2. Identity and Background
     This Statement is filed by (i) Quixote Corporation, a Delaware corporation (“Quixote”), as successor to THP Merger Co., a Delaware corporation (“Purchaser”) and (ii) Trinity Industries, Inc., a Delaware corporation (“Parent”) and the sole stockholder of Quixote as successor to Purchaser (together, the “Reporting Persons”).
     The principal place of business and principal office of each of the Reporting Persons is c/o Trinity Industries, Inc., 2525 Stemmons Freeway, Dallas, Texas 75207.
     Parent is a multi-industry company that owns a variety of businesses which provide products and services to the industrial, energy, transportation and construction sectors. Purchaser was organized for the sole purpose of acquiring Quixote and has not conducted any unrelated activities since its organization. 100% of the issued and outstanding stock of Purchaser was owned by Parent prior to the Merger (as such term is defined in Item 3). On February 5, 2009, at the effective time of the Merger, Purchaser merged with and into Quixote and its separate corporate existence ceased.
     The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Purchaser as of February 5, 2010 (prior to the effective time of the Merger) and of Parent as of February 10, 2010, are set forth on Schedule I and Schedule II attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”), and are incorporated herein by reference.
     During the last five years, none of the Reporting Persons, nor, to the best of their knowledge, any of the Scheduled Persons has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
     Each person identified on Schedule I and Schedule II attached hereto is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 hereof, Parent, Purchaser and Quixote entered into an Agreement and Plan of Merger, dated as of December 30, 2009 (the “Merger Agreement”), a copy of which is attached hereto as Exhibit 1 of Item 7 and incorporated herein by reference. Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding Shares, at a price of $6.38 per share in cash, without interest thereon and less any applicable withholding taxes (the “Offer Price”) on January 7, 2010.
     The Offer expired at midnight, New York City time, at the end of the day on February 4, 2010 (the “Expiration Time”). Based upon information provided by the depositary and the transfer agent of Quixote, as of the Expiration Time, an aggregate of 8,153,459 Shares (including 87,689 Shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 87.35% of the total outstanding Shares. In total, taking into account the Shares tendered to Purchaser in the Offer and the 404,700 Shares already held by Purchaser, Purchaser held 8,558,159 Shares, representing approximately 91.69% of the total outstanding Shares. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on February 5, 2010. Purchaser promptly paid for such Shares at the Offer Price. On February 5, 2010, pursuant to the Merger Agreement, Purchaser merged with and into Quixote in a “short-form” merger (the “Merger”) in accordance with

Page 4 of 13 Pages

Section 253 of the Delaware General Corporation Law (the “DGCL”), with Quixote surviving as a wholly-owned subsidiary of Parent, and each outstanding share of common stock of Purchaser, par value $1.00 per share, was converted into and became one share of common stock of Quixote, par value $1.00 per share. Shares not tendered in the Offer (other than Shares held in the treasury of Quixote or by Quixote’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) were cancelled and converted into the right to receive the Offer Price.
     The Reporting Persons estimate that the total amount of funds required to consummate the Offer and the Merger, including the acquisition of all outstanding Shares pursuant to the Offer and the Merger, was approximately $63 million. Purchaser utilized existing cash balances to acquire the Shares in the Offer and the Merger.
Item 4. Purpose of Transaction
     (a)-(j) The purpose of the Offer and Merger was for Parent, through Purchaser, to acquire control of, and the entire equity interest in, Quixote. The Offer, as the first step in the acquisition of Quixote, was intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger was to acquire all outstanding Shares not tendered and purchased pursuant to the Offer.
     On January 7, 2010, Purchaser commenced the Offer upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related letter of transmittal (the “Letter of Transmittal”). The Offer expired at midnight, New York City time, at the end of the day on February 4, 2010. All Shares validly tendered and not properly withdrawn were accepted for purchase by Purchaser on February 5, 2010. The Shares purchased in the Offer that were not subject to guarantees of delivery, when combined with the Shares already held by Purchaser, were sufficient to give Purchaser aggregate ownership of more than 90% of the outstanding Shares as of February 5, 2010.
     Section 253 of the DGCL provides that if a corporation owns at least 90% of the outstanding shares of each class of stock of a subsidiary corporation entitled to vote on a merger, the corporation holding such stock can effect a short-form merger with that subsidiary without any other action by the other stockholders of the subsidiary. Pursuant to the Merger Agreement, at 1:43 p.m., Eastern time, on February 5, 2010 (the “Effective Time”), Purchaser was merged with and into Quixote, with Quixote surviving the Merger as a wholly-owned subsidiary of Parent. Purchaser and Parent effected the Merger without prior notice to, or any action by, any other stockholder of Quixote as permitted under the DGCL. At the Effective Time, in accordance with the Merger Agreement, (i) each Share not tendered in the Offer (other than Shares held in the treasury of Quixote or by Quixote’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) was cancelled and converted into the right to receive $6.38 in cash, without interest thereon and less any applicable withholding taxes, by the former holder thereof, and (ii) each outstanding share of common stock of Purchaser, par value $1.00 per share, was converted into and became one share of common stock of Quixote, par value $1.00 per share. Following consummation of the Merger, Purchaser ceased to exist and Parent now holds 1,000 shares of common stock of Quixote, par value $1.00 per share.
     At the Effective Time, the certificate of incorporation and bylaws of Quixote were amended and restated in their entirety pursuant to the provisions of the Merger Agreement and, as so amended, became the certificate of incorporation and bylaws of Quixote. A Form 25 was filed with the Commission on February 5, 2010 to delist the Shares from the NASDAQ Global Market.
     As of the date of this Schedule 13D and except as otherwise provided in the Offer to Purchase, it is expected that, initially following the Merger, the business and operations of Quixote will be continued substantially as they are currently being conducted. Nonetheless, Parent will continue to evaluate the business, operations, assets, corporate structure, capitalization, properties, policies, management and personnel of Quixote, will consider what changes would be desirable in light of the circumstances that exist after the Effective Time and will take such actions as it deems appropriate under the circumstances then existing. It is possible that Parent could implement changes to Quixote’s business, corporate structure, charter, bylaws, capitalization, board of directors and management that could involve, among other things, modifying certain operations, reorganizing, relocating or otherwise disposing of businesses, operations and material assets or other actions. All information contained in the sections of the Offer to Purchase entitled “The Merger Agreement; Other Agreements”; “Purpose of the Offer; Plans for Quixote”; and “Certain Effects of the Offer” is incorporated herein by reference.

Page 5 of 13 Pages

     Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transactions described above, none of the Reporting Persons has any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to the Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) and (b) Immediately before the Merger, Purchaser was the direct record owner of, and had the power to vote and to dispose or direct the disposition of, 8,558,159 Shares, representing more than 90% of the issued and outstanding Shares. Upon consummation of the Merger and as of February 5, 2010, Purchaser ceased to exist and Parent became the sole stockholder and beneficial owner of 1,000 shares of common stock of Quixote, representing 100% of the issued and outstanding shares of the common stock of Quixote.
     (c) On February 5, 2010, Purchaser accepted an aggregate of 8,153,459 Shares (including 87,689 Shares subject to guarantees of delivery) for purchase in connection with the Offer, which Shares represented the number of Shares validly tendered and not withdrawn as of the Expiration Time. Following the purchase of Shares in the Offer, together with Shares previously owned by Purchaser, Purchaser owned, in the aggregate, 8,558,159 Shares, representing more than 90% of the outstanding Shares.
     Pursuant to the Merger Agreement, at the Effective Time, (i) all Shares outstanding prior to such time were cancelled and ceased to exist and (other than Shares held in the treasury of Quixote or by Quixote’s subsidiaries, Parent or Purchaser or by stockholders who properly exercise their appraisal rights in accordance with Delaware law) converted in the Merger into the right to receive $6.38 per Share in cash, without interest thereon and less any applicable withholding taxes, and (ii) each outstanding share of common stock of Purchaser, par value $1.00 per share, was converted into and became one share of common stock of Quixote, par value $1.00 per share. As a result, all of the Shares owned by Purchaser were cancelled and ceased to exist, and each share of common stock of Purchaser was converted into one share of common stock of Quixote, par value $1.00 per share. Immediately prior to the Merger, Parent held 1,000 shares of common stock of Purchaser, which shares represented all of the issued and outstanding capital stock of Purchaser. Upon consummation of the Merger and as of February 5, 2010, Purchaser’s separate corporate existence ceased, and Parent became the beneficial owner of 1,000 shares of common stock of Quixote, par value $1.00 per share, and the sole stockholder of Quixote.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The information set forth under Items 3, 4 and 5 of this Statement is incorporated herein by reference. All information contained in the sections of the Offer to Purchase entitled “Background of the Offer; Past Contacts or Negotiations with Quixote” and “Source and Amount of Funds” is incorporated herein by reference. Except as disclosed in this Statement or as set forth in or contemplated in the Merger Agreement, there are no contracts, understandings or relationships between the Reporting Persons and any third person with respect to the Shares.
Item 7. Material to Be Filed as Exhibits
1.	Agreement and Plan of Merger, dated as of December 30, 2009, among Trinity Industries, Inc., THP Merger Co. and Quixote Corporation (incorporated herein by reference to Exhibit (d)(2) to the Schedule TO filed by Trinity Industries Inc. with the Securities and Exchange Commission on January 7, 2010, as amended).

2.	Offer to Purchase, dated as of January 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Trinity Industries, Inc. with the Securities and Exchange Commission on January 7, 2010, as amended).

3.	Form of Letter of Transmittal, dated as of January 7, 2010 (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO filed by Trinity Industries, Inc. with the Securities and Exchange Commission on January 7, 2010, as amended).

Page 6 of 13 Pages

4.	Joint Filing Agreement, dated February 10, 2010, by and among Quixote Corporation and Trinity Industries, Inc.*

*	Filed herewith.

Page 7 of 13 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

QUIXOTE CORPORATION, as successor in interest to THP MERGER CO.
By:	/s/ S. Theis Rice
	Name:	S. Theis Rice
	Title:	Vice President and Secretary
	Date:	February 10, 2010

TRINITY INDUSTRIES, INC.
By:	/s/ William A. McWhirter II
	Name:	William A. McWhirter II
	Title:	Senior Vice President and Chief Financial Officer
	Date:	February 10, 2010

SIGNATURE PAGE TO FORM 13D

SCHEDULE I
Name, business address and present principal occupation
or employment of the directors and executive officers of
THP MERGER CO.
DIRECTORS

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

Timothy R. Wallace	c/o Trinity Industries, Inc.	Chairman of the Board of Directors,
Chairman of the Board	2525 Stemmons Freeway	Chief Executive Officer and President
of Directors	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

William A. McWhirter II	c/o Trinity Industries, Inc.	Senior Vice President and Chief
	2525 Stemmons Freeway	Financial Officer
	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

S. Theis Rice	c/o Trinity Industries, Inc.	Vice President and Chief Legal Officer
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207
EXECUTIVE OFFICERS

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

Mark W. Stiles	c/o Trinity Industries, Inc.	Senior Vice President and Group
President	2525 Stemmons Freeway	President
	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

S. Theis Rice	c/o Trinity Industries, Inc.	Vice President and Chief Legal Officer
Vice President and Secretary	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

John M. Lee	c/o Trinity Industries, Inc.	Vice President, Business Development
Vice President	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Patrick S. Wallace	c/o Trinity Industries, Inc.	President
Vice President	2525 Stemmons Freeway	Trinity Parts and Components, LLC
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Page 9 of 13 Pages

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

James E. Perry	c/o Trinity Industries, Inc.	Vice President, Finance and Treasurer
Vice President, Treasurer	2525 Stemmons Freeway	Trinity Industries, Inc.
and Assistant Secretary	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Doug Horvath	c/o Trinity Industries, Inc.	Director of Tax and Corporate
Vice President and	2525 Stemmons Freeway	Assistant Secretary
Assistant Treasurer	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

Page 10 of 13 Pages

SCHEDULE II
Name, business address and present principal occupation
or employment of the directors and executive officers of
TRINITY INDUSTRIES, INC.
DIRECTORS

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

Timothy R. Wallace	c/o Trinity Industries, Inc.	Chairman of the Board of Directors,
	2525 Stemmons Freeway	Chief Executive Officer and
	Dallas, Texas 75207	President
Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

John L. Adams	c/o Trinity Industries, Inc.	Director
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Rhys J. Best	c/o Trinity Industries, Inc.	Director
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

David W. Biegler	c/o Estrella Energy	Chairman
	1700 Pacific Avenue	Estrella Energy
	Dallas TX, 75201	1700 Pacific Avenue
Dallas TX, 75201

Leldon E. Echols	c/o Trinity Industries, Inc.	Director
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Ronald J. Gafford	c/o Austin Industries, Inc.	President and Chief Executive Officer
	3535 Travis, Suite 300	Austin Industries, Inc.
	Dallas, Texas 75204	3535 Travis, Suite 300
Dallas, Texas 75204

Ronald W. Haddock	c/o Trinity Industries, Inc.	Director
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Jess T. Hay	c/o Trinity Industries, Inc.	Director
	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Adrian Lajous	c/o McKinsey & Company	Senior Energy Advisor
	5 Houston Center	McKinsey & Company
	1401 McKinney Street, Suite 2600	5 Houston Center
	Houston, Texas 77010	1401 McKinney Street, Suite 2600
Houston, Texas 77010

Page 11 of 13 Pages

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

Diana S. Natalicio	c/o University of Texas as El Paso	President
	500 W. University Avenue	University of Texas at El Paso
	El Paso, Texas 79968	500 W. University Avenue
El Paso, Texas 79968
EXECUTIVE OFFICERS

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

Timothy R. Wallace	c/o Trinity Industries, Inc.	Chairman of the Board of Directors,
Chairman of the Board	2525 Stemmons Freeway	Chief Executive Officer and President
of Directors, Chief	Dallas, Texas 75207	Trinity Industries, Inc.
Executive Officer and		2525 Stemmons Freeway
President		Dallas, Texas 75207

William A. McWhirter II	c/o Trinity Industries, Inc.	Senior Vice President and Chief
Senior Vice President	2525 Stemmons Freeway	Financial Officer
and Chief Financial	Dallas, Texas 75207	Trinity Industries, Inc.
Officer		2525 Stemmons Freeway
Dallas, Texas 75207

Mark W. Stiles	c/o Trinity Industries, Inc.	Senior Vice President and Group
Senior Vice President	2525 Stemmons Freeway	President
and Group President	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

D. Stephen Menzies	c/o Trinity Industries, Inc.	Senior Vice President and Group
Senior Vice President	2525 Stemmons Freeway	President
and Group President	Dallas, Texas 75207	Trinity Industries, Inc.
2525 Stemmons Freeway
Dallas, Texas 75207

Madhuri A. Andrews	c/o Trinity Industries, Inc.	Vice President, Information Technology
Vice President,	2525 Stemmons Freeway	Trinity Industries, Inc.
Information Technology	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Donald G. Collum	c/o Trinity Industries, Inc.	Vice President, Chief Audit Executive
Vice President, Chief	2525 Stemmons Freeway	Trinity Industries, Inc.
Audit Executive	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Andrea F. Cowan	c/o Trinity Industries, Inc.	Vice President, Human Resources and
Vice President, Human	2525 Stemmons Freeway	Shared Services
Resources and Shared	Dallas, Texas 75207	Trinity Industries, Inc.
Services		2525 Stemmons Freeway
Dallas, Texas 75207

Virginia C. Gray, Ph.D.	c/o Trinity Industries, Inc.	Vice President, Organizational
Vice President,	2525 Stemmons Freeway	Development
Organizational Development	Dallas, Texas 75207	Trinity Industries, Inc. 2525 Stemmons Freeway Dallas, Texas 75207

Page 12 of 13 Pages

Present Principal Occupation or
Employment and Name and Principal
Address of Corporation in which
Name	Business Address	Employment is Conducted

John M. Lee	c/o Trinity Industries, Inc.	Vice President, Business Development
Vice President,	2525 Stemmons Freeway	Trinity Industries, Inc.
Business Development	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Mary E. Henderson	c/o Trinity Industries, Inc.	Controller
Controller	2525 Stemmons Freeway	Trinity Industries, Inc.
	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

James E. Perry	c/o Trinity Industries, Inc.	Vice President, Finance and Treasurer
Vice President,	2525 Stemmons Freeway	Trinity Industries, Inc.
Finance and Treasurer	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

S. Theis Rice	c/o Trinity Industries, Inc.	Vice President and Chief Legal Officer
Vice President and	2525 Stemmons Freeway	Trinity Industries, Inc.
Chief Legal Officer	Dallas, Texas 75207	2525 Stemmons Freeway
Dallas, Texas 75207

Page 13 of 13 Pages